TNF Pharmaceuticals, Inc.

1185 Avenue of the Americas, Suite 249

New York, NY

August 19, 2025

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Daniel Crawford and Jason Drory

Re:	TNF Pharmaceuticals, Inc. Annual Report on Form 10-K for fiscal year ended December 31, 2024 Originally filed on April 11, 2025 File No. 001-36268 (the “Form 10-K”)

Ladies and Gentlemen:

On behalf of TNF Pharmaceuticals, Inc. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 5, 2025, regarding the Form 10-K. For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2024

Part I

Item 1. Business

Drug Development, page 6

1.	In future filings, please ensure that your pipeline table accurately reflects the current stages of your trials. For example, you state on page 7 that you still need to “[e]xecute on IND-enabling studies of Supera-CBD to enable submission of an IND for a Phase 1 clinical trial.” Please shorten the arrows for Supera-CBD given preclinical trials appear to be ongoing and not completed. In addition, you state on page 29 that you plan “to launch a Phase 2b clinical trial of isomyosamine’s efficacy in sarcopenia early in the first quarter of 2025.” Please shorten the arrow for MYMD1 for sarcopenia given it appears that Phase 2 trials are not complete and still ongoing.

The Company acknowledges the Staff’s comment and confirms that in future filings the Company will (i) ensure that the Company’s pipeline table accurately reflects the current stages of its trials, (ii) shorten the arrows for Supera-CBD, and (iii) shorten the arrow for MYMD1 for sarcopenia.

Isomyosamine

Overview, page 7

2.	In future filings, please revise your disclosures on page 7 to remove the statements that Isomyosamine showed “safety” in a Phase 2 clinical trial in sarcopenia as safety determinations are within the sole authority of the FDA and similar foreign regulators. We advise you that you may present the objective data from pre-clinical and clinical trials without drawing a conclusion from the results. For example, if true, you may note that a candidate was well tolerated, the absence of serious adverse events or the number of trial participants who met the identified trial endpoints.

The Company acknowledges the Staff’s comment and confirms that in future filings the Company will revise its disclosures to remove the statements that Isomyosamine showed “safety” in a Phase 2 clinical trial in sarcopenia and will otherwise present the objective data from pre-clinical and clinical trials without drawing a conclusion from the results.

3.	We note your disclosure you “completed a 28-day Phase 2 trial for sarcopenia.” However, your business section does not appear to describe the design of the trial and objective results. In future filings, please describe the completed Phase 2 trial in greater detail. Your discussion should identify the number of participants, trial endpoints, the objective results, the p-values and statistical significance of the results. In addition, to the extent that any participants experienced any serious adverse events, please describe them and quantify the number of each type of event.

The Company acknowledges the Staff’s comment and confirms that in future filings the Company will describe the completed Phase 2 trial in greater detail, including, but not limited to identifying the number of participants, trial endpoints, the objective results, the p-values and statistical significance of the results, and to the extent that any participants experienced any serious adverse events, a description and the quantity of each type of event.

Assignment and Royalty Agreements, page 16

4.	In future filings, please revise to disclose the term and terminations provisions of the Amended and Restated Confirmatory Patent Assignment and Royalty Agreements with SRQ Patent Holdings and SRQ Patent Holdings II. In addition, please disclose the specific product candidate(s) to which the agreements relate.

The Company acknowledges the Staff’s comment and confirms that in future filings the Company will disclose the term and terminations provisions of the Amended and Restated Confirmatory Patent Assignment and Royalty Agreements with SRQ Patent Holdings and SRQ Patent Holdings II and the specific product candidate(s) to which the agreements relate.

Intellectual Property, page 16

5.	In future filings, please revise your intellectual property disclosure to clearly identify: (i) each of your material patents (rather than stating that you have a certain number of patents), (ii) the material product candidate(s) dependent on each material patent, (iii) whether the patent is owned or licensed, (iv) the type of patent protection (e.g., composition of matter, use, or process) and (v) the expiration dates for each patent discussed. In this regard it may be useful to provide tabular disclosure.

The Company acknowledges the Staff’s comment and confirms that in future filings the Company will revise the Company’s intellectual property disclosure to clearly identify: (i) each of the Company’s material patents, (ii) the material product candidate(s) dependent on each material patent, (iii) whether the patent is owned or licensed, (iv) the type of patent protection and (v) the expiration dates for each patent discussed.

We thank the Staff for its review of the foregoing. Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick Werner, Esq. at (212) 659-4974.

Very truly yours,

TNF Pharmaceuticals, Inc.

By:	/s/ Mitchell Glass
Mitchell Glass
President and Chief Medical Officer

cc:	Rick Werner, Esq., Haynes and Boone, LLP